Manor Park Securities LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Fees	$	1,758,554
Reimbursed expenses		76,523
Total revenue		1,835,077
OPERATING EXPENSES:		
Compensation		251,250
Legal and professional fees		147,845
Consulting		100,000
Travel		72,394
Rent		42,598
Insurance		35,625
Regulatory fees		5,831
Taxes and licenses		2,305
Computer and technology		1,205
Other operating		1,025
Total expenses		660,078
NET INCOME	$	1,174,999

The accompanying notes are an integral part of these financial statements.